July 18, 2014

VIA EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allison Transmission Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 1-35456

Dear Ms. Blye:

On behalf of Allison Transmission Holdings, Inc. (the “Company”), I hereby submit the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2014 regarding the Commission’s review of the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2013.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the Company’s response.

General

1.	We are aware of publicly available information indicating that commercial vehicles are manufactured in Iran under license from your significant customer Daimler AG for export to countries including Sudan and Syria. Additionally, on page 24 of your 10-Q filed October 29, 2013, you describe how your net sales were affected by “bus tenders timing” in Latin America, a region that includes Cuba.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, customers or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response: The Company designs and manufactures fully-automatic transmissions for use in medium- and heavy-duty commercial vehicles and defense vehicles. The Company has a global presence, serving customers in North America, Europe, Asia, South America and Africa. However, the Company does not have any subsidiaries, offices, employees, assets or liabilities in Cuba, Sudan or Syria (each an “Identified Country” and collectively, the “Identified Countries”). In addition, the Company has not provided any services, products, information or technology to the Identified Countries, and the Company does not have, and has not had, any agreements, commercial arrangements or other contacts with the governments of, or entities controlled by the governments of, the Identified Countries. A review of global sales data and other Company maintained compliance-related records did not identify any contact with the Identified Countries.

The Company actively employs policies, procedures and systems for ensuring compliance with U.S. laws and regulations regarding export controls and economic sanctions, including a prohibition on sales of products to the Identified Countries, screening of each potential transaction against various lists maintained by the U.S. Government of individuals and entities who are prohibited from receiving U.S.-origin products, technologies, or services, training of employees and outreach to original equipment manufacturers (“OEMs”) and distributors. In addition, the Company allocates significant resources to maintain and regularly update policies and procedures for conducting its business in compliance with applicable U.S. laws and regulations regarding export controls and economic sanctions.

We sell our products to OEMs and a network of independent distributors and dealers. As part of our compliance procedures, prior to shipping our products, we collect and use identifying information about the proposed end-user and destination to, among other things, screen out any attempted orders from individuals or entities in the Identified Countries. In addition, our general terms and conditions of sale with customers and our standard provisions applicable to distributors contain a provision requiring compliance with applicable U.S. laws and regulations regarding export controls.

The Company occasionally receives inquiries from third parties about the possibility of doing business in the Identified Countries. None of these contacts have been initiated by the Company, and these requests are declined on the advice of the Company’s legal staff and office of export compliance. However, the Company’s products are typically sold to large OEMs that incorporate our products into vehicles, and it is possible that the Company’s products may end up in the Identified Countries without the Company’s knowledge.

2.

Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response:

As noted in our response to Comment 1 above, the Company has not had contacts with the Identified Countries, and the Company did not have any revenues, assets or liabilities in the Identified Countries in fiscal years 2011, 2012 or 2013 or in the three months ended March 31, 2014. As a result, there are no contacts with the Identified Countries that would constitute a material investment risk for our security holders, either quantitatively or qualitatively. There are no reasons associated with doing business with U.S.-designated state sponsors of terrorism that would lead state or municipal governments, universities or other investors to propose or adopt divestment or similar initiatives regarding investment in the Company. No such proposals or initiatives have been made to the Company, and the Company is not aware of any plans or intentions to adopt such proposals or initiatives by any of our investors.

As noted in our response to Comment 1 above, the Company maintains a robust export compliance program and is committed to conducting business in full compliance with applicable laws, rules and regulations.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 242-7017.

Very truly yours,

/s/ Eric C. Scroggins

Eric C. Scroggins

Vice President, General Counsel and Secretary

cc:	Max Webb, Assistant Director, Division of Corporation Finance
Lawrence E. Dewey, Chairman, President and Chief Executive Officer
David S. Graziosi, Executive Vice President, Chief Financial Officer and Treasurer